File No. 82-2544



SUPPL

# REPORT

# FOR FISCAL YEAR ENDED MARCH 31, 2007



**NINTENDO CO., LTD.**

dlw 7/17

# TO OUR SHAREHOLDERS

Satoru Iwata
President

We are deeply grateful for your dedicated support.
The following is an outline of Nintendo's financial results from April 1, 2006 through March 31, 2007.

**Business Progress and Results**

Throughout the fiscal year ended March 31, 2007, the Japanese economy continued to show a pattern of recovery despite concerns over crude oil price trends and rising interest rates. Intensified capital investments due to improvements in corporate earnings, as well as steady consumer spending led by improvements in employment, helped to support the Japanese economy. Looking overseas, in the U.S., the economy continued to show steady performance supported by favorable consumer spending and capital investments despite early signs of an economic slowdown. As for the European economy, the business environment showed indications of moderate improvement.

In the video game industry, the handheld market expansion reversed its long decline, while the console market was approaching to the stage of being reinvigorated with the launch of the new game machines by each hardware developer.

Under such circumstances, Nintendo continuously executed its strategy to expand gaming to the masses and made great progress in cultivating the female and senior demographics. Until now, these demographics have been less interested in games, however, with the launch of "Nintendo DS" and its software lineup known as "Touch! Generations", Nintendo has successfully expanded the definition of video games in multiple software releases. In addition, Nintendo's new console, "Wii", provides intuitive operation and unprecedented playing style using the Wii remote, and is attracting expanded audience demographics as well as conventional gamers following last year's launch, and consequently is gaining wide-spread popularity.

Consolidated net sales for the fiscal year ended March 31, 2007 resulted in 966.534 billion yen (previous fiscal year: 509.249 billion yen). Income before income taxes and extraordinary items was 288.839 billion yen (previous fiscal year: 160.759 billion yen). Net income was 174.29 billion yen (previous fiscal year: 98.378 billion yen).

With respect to sales by business category within the electronic entertainment products division, "Nintendo DS" and "Nintendo DS Lite" sold a total of more than 23 million units worldwide during the fiscal year (40 million units life-to-date), resulting from continuous robust sales of "Nintendo DS Lite" after its March launch in Japan and strong sales following its June release overseas. In addition, "Nintendo DS" software enjoyed a boost in sales. For instance, "New Super Mario Bros.", the side-scrolling action game with easy access and user-friendly operation, sold 9.5 million units on a worldwide basis, and "Brain Age: Train Your Brain in Minutes a Day!", which was released overseas after achieving popularity in Japan, has cultivated a new video game market of brain training overseas. "Brain Age" has sold a total of 8.08 million units worldwide including its sequel version released in Japan (12 million units life-to-date). "Nintendogs" continued to enjoy favorable sales overseas, reaching a total of 6.95 million sales units (13.6 million units life-to-date). "Pokémon Diamond and Pearl", the latest series of "Pokémon" launched last September in Japan, sold 5.21 million units and has yet to be released overseas. As a result, the number of new software titles and long-term selling titles has increased, generating a significant rise in handheld software sales in the fiscal year.

As for the console business, "Wii" hardware got off to a favorable start with sales of 5.84 million units within the first five months after launch. "Wii" software, such as "The Legend of Zelda: Twilight Princess", which allows the player to feel the virtual world come alive by handling the Wii remote as swords or bows and arrows, and "Wii Sports", which consists of five different games simulating real life sports sold extremely well. As a result, net sales in the electronic entertainment products division were 964.379 billion yen (previous fiscal year: 507.072 billion yen), while sales in the other products division (playing cards, karuta, etc.) were 2.154 billion yen (previous fiscal year: 2.176 billion yen).

**Future Prospects**

The video game industry has developed as one of the few entertainment fields which was launched and driven by Japan. Throughout the early years, the success of the industry was dependent upon increasingly spectacular graphics and more complex games. In recent years, however, the traditional success formula of developing splendid and complex games has become less productive. High development costs cannot be avoided by pursuing this traditional method and there is a common perception in the industry as a whole that further expansion of the market will be difficult. The video game industry, however, is now on a new growth path with strong performance in both "Nintendo DS" and "Wii" expanding the overall game market.

Under these circumstances, Nintendo will continue to pursue expansion of the gaming population, with a diverse software lineup, and through expansion of the definition of video games. Nintendo will offer brand new entertainment that takes root in our daily lives, as has already been achieved with "Touch! Generations" software series. As for "Nintendo DS", by positioning it as "a machine that enriches the owner's daily lives", Nintendo aims to accelerate the current sales momentum of "Nintendo DS" from "must-have for every family" to "must-have for everyone". Nintendo also has positioned "Wii" as "a machine that puts smiles on surrounding people's faces". Specifically, Nintendo will not just enrich the applicable package software lineup for "Wii" but will further intensify Wii's "Channel" concept which already includes the abilities for the "Wii" owners to create their caricatures, view weather forecasts, news, and surf the web. "Wii" will encourage communication among family members as each of them can feel something relevant to themselves and be motivated to turn on the power everyday in order to enjoy "the new life with 'Wii'".

Nintendo will continue to strive to expand its business. Your continued support and cooperation is greatly appreciated.

# HISTORICAL BUSINESS RESULTS AND FINANCIAL CONDITIONS OF THE COMPANY AND ITS AFFILIATED COMPANIES

Consolidated basis (unit: hundred million yen unless otherwise specified)

| Category | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| Net sales | 5,148 | 5,152 | 5,092 | 9,665 |
| Operating income | 1,076 | 1,115 | 903 | 2,260 |
| Income before income taxes and extraordinary items | 501 | 1,452 | 1,607 | 2,888 |
| Net income | 331 | 874 | 983 | 1,742 |
| Net income per share (yen) | 246.93 | 662.96 | 762.28 | 1,362.61 |
| Category | As of March 31, | | | |
| | 2004 | 2005 | 2006 | 2007 |
| Total assets | 10,100 | 11,324 | 11,607 | 15,755 |

Non-consolidated basis (unit: hundred million yen)

| Category | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2004 | 2005 | 2006 | 2007 |
| Net sales | 3,609 | 4,430 | 4,117 | 8,986 |
| Operating income | 925 | 995 | 815 | 2,122 |
| Income before income taxes and extraordinary items | 316 | 1,341 | 1,494 | 2,634 |
| Net income | 160 | 800 | 915 | 1,427 |
| Category | As of March 31, | | | |
| | 2004 | 2005 | 2006 | 2007 |
| Total assets | 8,929 | 9,982 | 10,030 | 13,662 |

# CONSOLIDATED BALANCE SHEETS

| Description / Date | As of March 31, 2007 | As of March 31, 2006 |
|---|---|---|
| | Amount | Amount |
| **(Assets)** | million yen | million yen |
| **I Current assets** | | |
| Cash and deposits | 962,197 | 812,064 |
| Notes and trade accounts receivable | 89,666 | 43,826 |
| Securities | 115,971 | 64,287 |
| Inventories | 88,609 | 30,835 |
| Deferred income taxes | 35,631 | 24,170 |
| Other current assets | 104,483 | 45,061 |
| Allowance for doubtful accounts | (1,886) | (1,514) |
| **Total current assets** | **1,394,673** | **1,018,730** |
| **II Fixed assets** | | |
| Property, plant, and equipment | | |
| Buildings and structures | 18,022 | 18,838 |
| Machinery, equipment and automobiles | 1,134 | 1,144 |
| Furniture and fixtures | 5,629 | 3,341 |
| Land | 32,595 | 32,604 |
| Construction in progress | 217 | 41 |
| Total property, plant, and equipment | 57,600 | 55,969 |
| Intangible fixed assets | 505 | 319 |
| Investments and other assets | | |
| Investments in securities | 92,412 | 60,213 |
| Deferred income taxes | 14,414 | 10,314 |
| Other investments and other assets | 16,001 | 15,182 |
| Allowance for doubtful accounts | (10) | (26) |
| Total investments and other assets | 122,818 | 85,683 |
| **Total fixed assets** | **180,924** | **141,972** |
| **Total assets** | **1,575,597** | **1,160,703** |

| Description | As of March 31, 2007 Amount | As of March 31, 2006 Amount |
|---|---|---|
| **(Liabilities)** | million yen | million yen |
| **I Current liabilities** | | |
| Notes and trade accounts payable | 301,080 | 83,817 |
| Accrued income taxes | 90,013 | 53,040 |
| Reserve for bonuses | 1,779 | 1,732 |
| Other current liabilities | 75,563 | 43,684 |
| **Total current liabilities** | **468,436** | **182,274** |
| **II Non-current liabilities** | | |
| Non-current accounts payable | 698 | 861 |
| Reserve for employees' retiremen and severance benefits | 4,443 | 3,299 |
| **Total non-current liabilities** | **5,142** | **4,161** |
| **Total liabilities** | **473,578** | **186,435** |
| **(Minority interests)** | | |
| **Minority interests** | **-** | **176** |
| **(Shareholders' equity)** | | |
| **I Common stock** | **-** | **10,065** |
| **II Additional paid-in capital** | **-** | **11,585** |
| **III Retained earnings** | **-** | **1,096,073** |
| **IV Unrealized gains on other securities** | **-** | **10,717** |
| **V Translation adjustments** | **-** | **762** |
| **VI Treasury stock** | **-** | **(155,112)** |
| **Total shareholders' equity** | **-** | **974,091** |
| **Total liabilities, minority interests, and shareholders' equity** | **-** | **1,160,703** |
| **(Net assets)** | | |
| **I Owners' equity** | | |
| Common stock | 10,065 | - |
| Additional paid-in capital | 11,586 | - |
| Retained earnings | 1,220,293 | - |
| Treasury stock | (155,396) | - |
| **Total owners' equity** | **1,086,549** | **-** |
| **II Valuation and translation adjustments** | | |
| Unrealized gains on other securities | 8,898 | - |
| Translation adjustments | 6,432 | - |
| **Total valuation and translation adjustments** | **15,331** | **-** |
| **III Minority interests** | **138** | **-** |
| **Total net assets** | **1,102,018** | **-** |
| **Total liabilities and net assets** | **1,575,597** | **-** |

# CONSOLIDATED STATEMENTS OF INCOME

| Description / Period | **Year ended March 31, 2007** | Year ended March 31, 2006 |
|---|---|---|
| | Amount | Amount |
| | million yen | million yen |
| I Net sales | 966,534 | 509,249 |
| II Cost of sales | 568,722 | 294,133 |
| **Gross margin** | **397,812** | **215,115** |
| III Selling, general, and administrative expenses | 171,787 | 124,766 |
| **Operating income** | **226,024** | **90,349** |
| IV Other income | 63,830 | 70,897 |
| Interest income | 33,987 | 22,497 |
| Foreign exchange gains | 25,741 | 45,515 |
| Other | 4,101 | 2,884 |
| V Other expenses | 1,015 | 487 |
| Sales discount | 919 | 422 |
| Other | 95 | 65 |
| **Income before income taxes and extraordinary items** | **288,839** | **160,759** |
| VI Extraordinary gains | 1,482 | 7,360 |
| Reversal of allowance for doubtful accounts | 338 | 966 |
| Reversal of unrealized losses on investments in securities | - | 1,408 |
| Gains on sales of fixed assets | 252 | 6 |
| Gains on sales of investments in securities | 891 | 3,653 |
| Gains on redemption of investments in securities | - | 82 |
| Gains on liquidation of affiliates | - | 5 |
| Reversal of reserve for directors' retirement and severance benefits | - | 1,236 |
| VII Extraordinary losses | 720 | 1,648 |
| Losses on disposal of fixed assets | 384 | 31 |
| Unrealized losses on investments in securities | 335 | 1,383 |
| Losses on sales of investments in securities | - | 233 |
| **Income before income taxes and minority interests** | **289,601** | **166,470** |
| Provision for income taxes and enterprise taxes | 126,764 | 74,431 |
| Prior year income taxes | 2,379 | - |
| Income taxes deferred | (13,796) | (6,292) |
| Minority interests | (37) | (46) |
| **Net income** | **174,290** | **98,378** |

# CONSOLIDATED STATEMENT OF NET ASSETS

Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

million yen

| | Owners' equity | | | | |
|---|---|---|---|---|---|
| | Common stock | Additional paid-in capital | Retained earnings | Treasury stock | Total owners' equity |
| Balance as of March 31, 2006 | 10,065 | 11,585 | 1,096,073 | (155,112) | 962,611 |
| Amount of changes in the fiscal year | | | | | |
| * Dividends from retained earnings | - | - | (40,932) | - | (40,932) |
| Dividends from retained earnings | - | - | (8,953) | - | (8,953) |
| * Directors' bonuses | - | - | (185) | - | (185) |
| Net income | - | - | 174,290 | - | 174,290 |
| Purchase of treasury stock | - | - | - | (284) | (284) |
| Disposal of treasury stock | - | 1 | - | 1 | 2 |
| Net amount of changes in the fiscal year other than owners' equity | - | - | - | - | - |
| Total amount of changes in the fiscal year | - | 1 | 124,219 | (283) | 123,937 |
| Balance as of March 31, 2007 | 10,065 | 11,586 | 1,220,293 | (155,396) | 1,086,549 |

million yen

| | Valuation and translation adjustments | | Minority interests | Net assets |
|---|---|---|---|---|
| | Unrealized gains on other securities | Translation adjustments | | |
| Balance as of March 31, 2006 | 10,717 | 762 | 176 | 974,267 |
| Amount of changes in the fiscal year | | | | |
| * Dividends from retained earnings | - | - | - | (40,932) |
| Dividends from retained earnings | - | - | - | (8,953) |
| * Directors' bonuses | - | - | - | (185) |
| Net income | - | - | - | 174,290 |
| Purchase of treasury stock | - | - | - | (284) |
| Disposal of treasury stock | - | - | - | 2 |
| Net amount of changes in the fiscal year other than owners' equity | (1,819) | 5,670 | (37) | 3,814 |
| Total amount of changes in the fiscal year | (1,819) | 5,670 | (37) | 127,751 |
| Balance as of March 31, 2007 | 8,898 | 6,432 | 138 | 1,102,018 |

[Note] * Allocated at the annual general meeting of shareholders' held in June 2006.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| Description / Period | **Year ended March 31, 2007** Amount | Year ended March 31, 2006 Amount |
|---|---|---|
| | million yen | million yen |
| Cash flows from operating activities | 274,634 | 46,382 |
| Cash flows from investing activities | (174,603) | (208,807) |
| Cash flows from financing activities | (50,137) | (60,166) |
| Effect of exchange rate changes on cash and cash equivalents | 21,704 | 47,003 |
| Cash and cash equivalents - Beginning | 617,139 | 792,727 |
| Cash and cash equivalents - Ending | 688,737 | 617,139 |

**<Consolidated Sales Information>**

sales units in ten thousands
number of new titles released

| Hardware | Segment | | Twelve months Apr. - Mar. '07 | Twelve months Apr. - Mar. '06 | Life-to-date March '07 |
|---|---|---|---|---|---|
| Nintendo DS<br>of which<br>■・・・Nintendo DS Lite | Japan | Hardware | 912 | 478 | 1,602 |
| | | | ■ 890 | 58 | 948 |
| | | Software | 4,977 | 2,152 | 7,511 |
| | | New titles | 272 | 147 | 445 |
| | The Americas | Hardware | 663 | 292 | 1,174 |
| | | | ■ 641 | - | 641 |
| | | Software | 3,720 | 1,608 | 5,803 |
| | | New titles | 157 | 97 | 272 |
| | Other | Hardware | 781 | 376 | 1,252 |
| | | | ■ 596 | - | 596 |
| | | Software | 3,658 | 1,235 | 5,085 |
| | | New titles | 162 | 84 | 262 |
| | Hardware total | | 2,356 | 1,146 | 4,029 |
| | Software total | | 12,355 | 4,995 | 18,398 |
| Wii | Japan | Hardware | 200 | - | 200 |
| | | Software | 612 | - | 612 |
| | | New titles | 38 | - | 38 |
| | The Americas | Hardware | 237 | - | 237 |
| | | Software | 1,449 | - | 1,449 |
| | | New titles | 47 | - | 47 |
| | Other | Hardware | 147 | - | 147 |
| | | Software | 823 | - | 823 |
| | | New titles | 45 | - | 45 |
| | Hardware total | | 584 | - | 584 |
| | Software total | | 2,884 | - | 2,884 |
| Game Boy Advance | Hardware total | | 434 | 833 | 7,946 |
| | Software total | | 3,853 | 5,936 | 36,625 |
| Nintendo GameCube | Hardware total | | 73 | 235 | 2,159 |
| | Software total | | 1,680 | 3,279 | 20,588 |

Note: New titles-Other consist of new titles released in the European and Australian markets.

# NON-CONSOLIDATED BALANCE SHEETS

| Description \ Date | As of March 31, 2007 | As of March 31, 2006 |
|---|---|---|
| | Amount | Amount |
| | million yen | million yen |
| **(Assets)** | | |
| I **Current assets** | | |
| Cash and deposits | 796,140 | 727,679 |
| Notes receivable | 1,517 | 1,345 |
| Trade accounts receivable | 192,654 | 39,678 |
| Inventories | 20,234 | 13,676 |
| Deferred income taxes | 22,002 | 16,135 |
| Other current assets | 148,322 | 57,723 |
| Allowance for doubtful accounts | (2) | (1) |
| **Total current assets** | **1,180,869** | **856,237** |
| II **Fixed assets** | | |
| Property, plant and equipment | 41,341 | 40,225 |
| Intangible assets | 337 | 270 |
| Investments and other assets | 143,719 | 106,271 |
| **Total fixed assets** | **185,398** | **146,767** |
| **Total assets** | **1,366,267** | **1,003,005** |

| Description | As of March 31, 2007 Amount | As of March 31, 2006 Amount |
|---|---|---|
| | million yen | million yen |
| **(Liabilities)** | | |
| **I Current liabilities** | **418,510** | **145,659** |
| **II Non-current liabilities** | **680** | **844** |
| **Total liabilities** | **419,191** | **146,503** |
| **(Shareholders' equity)** | | |
| **I Common stock** | - | **10,065** |
| **II Additional paid-in capital** | - | **11,585** |
| **III Retained earnings** | - | **979,247** |
| **IV Unrealized gains on other securities** | - | **10,716** |
| **V Treasury stock, at cost** | - | **(155,112)** |
| **Total shareholders' equity** | - | **856,501** |
| **Total liablities and shareholders' equity** | - | **1,003,005** |
| **(Net assets)** | | |
| **I Owners' equity** | | |
| Common stock | 10,065 | - |
| Additional paid-in capital | 11,586 | - |
| Retained earnings | 1,071,925 | - |
| Treasury stock | (155,396) | - |
| **Total owners' equity** | **938,181** | - |
| **II Valuation and translation adjustments** | | |
| Unrealized gains on other securities | 8,895 | - |
| Total valuation and translation adjustments | 8,895 | - |
| **Total net assets** | **947,076** | - |
| **Total liabilities and net assets** | **1,366,267** | - |

# NON-CONSOLIDATED STATEMENTS OF INCOME

| Description | Year Ended March 31, 2007 Amount | Year Ended March 31, 2006 Amount |
|---|---|---|
| | million yen | million yen |
| I Net sales | 898,639 | 411,770 |
| II Cost of sales | 596,507 | 261,855 |
| **Gross margin** | **302,132** | **149,914** |
| III Selling, general, and administrative expenses | 89,843 | 68,366 |
| **Operating income** | **212,288** | **81,547** |
| IV Other income | 52,423 | 68,472 |
| V Other expenses | 1,308 | 580 |
| **Income before income taxes and extraordinary items** | **263,403** | **149,439** |
| VI Extraordinary gains | 4,056 | 6,468 |
| VII Extraordinary losses | 2,067 | 1,648 |
| **Income before income taxes** | **265,392** | **154,258** |
| Provision for income taxes and enterprise taxes | 112,221 | 67,297 |
| Prior year income taxes | 17,798 | - |
| Income taxes deferred | (7,371) | (4,623) |
| **Net income** | **142,743** | **91,585** |
| Retained earnings brought forward | - | 84,055 |
| Interim cash dividend | - | 8,954 |
| **Unappropriated retained earnings** | - | **166,686** |

# NON-CONSOLIDATED STATEMENT OF NET ASSETS

Year ended March 2007 (April 1, 2006 - March 31, 2007)

million yen

| | Owners' equity | | | | |
|---|---|---|---|---|---|
| | Common stock | Additional paid-in capital | Retained earnings | Treasury stock | Total owner's equity |
| Balance as of March 31, 2006 | 10,065 | 11,585 | 979,247 | (155,112) | 845,785 |
| Amount of changes in the fiscal year | | | | | |
| * Dividends from retained earnings | - | - | (40,932) | - | (40,932) |
| Dividends from retained earnings | - | - | (8,953) | - | (8,953) |
| * Directors' bonuses | - | - | (180) | - | (180) |
| Net income | - | - | 142,743 | - | 142,743 |
| Purchase of treasury stock | - | - | - | (284) | (284) |
| Disposal of treasury stock | - | 1 | - | 1 | 2 |
| Net amount of changes in the fiscal year other than owners' equity | - | - | - | - | - |
| Total amount of changes in the fiscal year | - | 1 | 92,677 | (283) | 92,395 |
| Balance as of March 31, 2007 | 10,065 | 11,586 | 1,071,925 | (155,396) | 938,181 |

million yen

| | Valuation and translation adjustments | Net assets |
|---|---|---|
| | Unrealized gains on other securities | |
| Balance as of March 31, 2006 | 10,716 | 856,501 |
| Amount of changes in the fiscal year | | |
| * Dividends from retained earnings | - | (40,932) |
| Dividends from retained earnings | - | (8,953) |
| * Directors' bonuses | - | (180) |
| Net income | - | 142,743 |
| Purchase of treasury stock | - | (284) |
| Disposal of treasury stock | - | 2 |
| Net amount of changes in the fiscal year other than owners' equity | (1,821) | (1,821) |
| Total amount of changes in the fiscal year | (1,821) | 90,574 |
| Balance as of March 31, 2007 | 8,895 | 947,076 |

[Note] *Allocated at the annual general meeting of shareholders' held in June 2006.

**<Stock Status>**

| | |
|---|---|
| 1 Number of shares authorized | 400,000,000 |
| 2 Number of shares outstanding | 141,669,000 |
| 3 Number of shareholders | 32,371 |

4 Major shareholders

| Shareholders' name | Share ownership | Voting ratio |
|---|---|---|
| | hundred shares | % |
| Hiroshi Yamauchi | 141,650 | 10.00 |
| The Bank of Kyoto, Ltd. | 63,873 | 4.51 |
| The Master Trust Bank of Japan, Ltd. (Trust Account) | 56,399 | 3.98 |
| The Nomura Trust and Banking Co., Ltd. (The Bank of Tokyo-Mitsubishi UFJ, Ltd. Retiree Allowance Trust Account ) | 47,647 | 3.36 |
| Japan Trustee Services Bank, Ltd. (Trust Account) | 42,587 | 3.01 |
| The Chase Manhattan Bank N.A. London | 39,167 | 2.76 |
| The State Street Bank and Trust Company | 38,118 | 2.69 |
| Japan Trustee Services Bank, Ltd. (Resona Trust & Banking, Co., Ltd. Re-entrustment Portion and Resona Bank, Ltd. Retirement Allowance Trust Account) | 35,000 | 2.47 |
| The Chase Manhattan Bank 385036 | 31,748 | 2.24 |
| The Mellon Bank Treaty Clients Omnibus | 30,845 | 2.18 |

Note: The Company holds 137,659 hundred treasury stocks (excluded from the major shareholders' list above).

5 Ownership of shares (by type of owner)

| Classification | Number of shareholders | Ratio (%) |
|---|---|---|
| Individuals etc. | 30,539 | 15.64 |
| Financial institutions | 178 | 26.68 |
| Other domestic corporations | 798 | 2.45 |
| Foreigners | 788 | 43.69 |
| Securities corporations | 67 | 1.82 |
| Treasury stocks | 1 | 9.72 |

**<Directors and Auditors>** (as of June 28, 2007)

| Position | Name | Major responsibility |
|---|---|---|
| President<br>(Representative Director) | Satoru Iwata | |
| Senior Managing Director<br>(Representative Director) | Yoshihiro Mori | General Manager of Corporate Analysis & Administration Division |
| | Shinji Hatano | General Manager of Marketing Division |
| | Genyo Takeda | General Manager of Integrated Research & Development Division |
| | Shigeru Miyamoto | General Manager of Entertainment Analysis & Development Division |
| | Nobuo Nagai | General Manager of Research & Engineering Division |
| Managing Director | Masaharu Matsumoto | General Manager of Finance & Information Systems Division<br>General Manager of Finance Department |
| | Eiichi Suzuki | General Manager of International Division<br>Head of Business Development Department |
| Director | Kazuo Kawahara | General Manager of Tokyo Branch Office<br>General Manager of Administration Department of Tokyo Branch Office |
| | Tatsumi Kimishima | Chairman(CEO) of Nintendo of America Inc. |
| | Takao Ohta | General Manager of Manufacturing Division |
| | Kaoru Takemura | General Manager of Personnel Division<br>General Manager of Personnel Department |
| | Koji Yoshida | General Manager of General Affairs Division<br>General Manager of General Affairs Department |
| Corporate Auditor | Ichiro Nakaji | |
| | Minoru Ueda | |
| | Yoshiro Kitano ※ | Certified Public Accountant |
| | Katsuo Yamada ※ | Certified Tax Accountant |
| | Naoki Mizutani ※ | Lawyer & Patent Attorney |

Note: ※ outside corporate auditors

**COMPANY PROFILE AND INFORMATION TO SHAREHOLDERS**

| | |
|---|---|
| Name of the Company | Nintendo Co., Ltd. |
| Date of company founding | September 23, 1889 |
| Date of establishment | November 20, 1947 |
| Common stock | 10,065,400,000 yen |
| Number of employees | 3,373 (consolidated basis) |
| Head office | 11-1 Kamitoba hokotate-cho, Minami-ku,<br>Kyoto 601-8501, Japan<br>Tel: 075-662-9600 |
| Domestic office locations | Tokyo, Osaka, Nagoya, Okayama, Sapporo |
| Principal subsidiaries | Nintendo of America Inc. (United States of America)<br>Nintendo of Europe GmbH (Germany)<br>Nintendo France S.A.R.L. (France)<br>Nintendo Benelux B.V. (The Netherlands)<br>Nintendo Australia Pty. Ltd. (Australia)<br>Nintendo of Korea Co., Ltd. (South Korea) |
| General meeting of shareholders | Annual general meeting: To be held every year in June<br>Extraordinary general meeting: To be held in case of necessity |
| Record date/ Year-end dividends | March 31 |
| Record date/ Interim dividends | September 30 |
| Stock trading unit | 100 shares |
| Public notices | Electronic public notices<br>Provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be issued in Nihon Keizai Shimbun. |
| Administrator of shareholder list | The Chuo Mitsui Trust and Banking Company, Limited<br>3-33-1, Shiba, Minato-ku, Tokyo |
| Administrative office | Shoken Daikobu of The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch<br>2-2-21, Kitahama, Chuo-ku, Osaka 541-0041<br>A toll-free number: 0120-78-2031 |
| Contact offices | All the domestic head office and branch offices of the Chuo Mitsui Trust and Banking Company, Limited.<br>All the domestic branch offices and representative offices of Japan Securities Agent, Ltd. |

(Information)

● In case application forms, for the address change, demand for purchase of odd lot shares, demand for name transfer, and designation for dividend payment accounts are needed, such requests are accepted at a toll-free number 0120-87-2031 or on the homepage (http://www.chuomitsui.co.jp/person/p_06.html) of the "Administrator of shareholder list" 24 hours a day.

Nintendo®

**Nintendo Co., Ltd.**
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

RECEIVED
2007 JUL 10 A 8:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

July 2, 2007

***By International Courier***

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- View and Policy of Stock Trading Unit Reduction (Summary Translation dated June 28, 2007)
- Corporate Governance report (Summary Translation dated June 28, 2007)
- Notice of Resolutions of Annual General Meeting of Shareholders (Summary Translation dated June 28, 2007)
- Annual Securities Report (Summary Translation dated June 29, 2007)
- Report (Summary Translation)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

June 28, 2007

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

**View and Policy of Stock Trading Unit Reduction**

Nintendo Co., Ltd. (the "Company") considers it one of effective measures to reduce stock trading units for expanding the investor base and enhancing stock liquidity. However, a further reduction in stock trading units requires a significant amount of cost, while paperless stock trading would fully come into effect by June, 2009 as stipulated by law. Thus the Company would like to face the issue after stock trading being entirely paperless; consequently the Company intends no reduction in stock trading units at the moment.

File Number: 82-2544



June 28, 2007

Nintendo Co., Ltd.
Satoru Iwata
President

## Corporate Governance

Ⅰ. Basic perspective on corporate governance and capital structure, business attributes, and other fundamental information

1. Basic perspective on corporate governance

2. Capital structure
    Major shareholders

3. Business attributes

4. Other extraordinary circumstances that could have a significant impact on corporate governance

Ⅱ. The corporate governance system regarding the management organization etc. concerning management decisions, execution, and administration

1. Structure of organization and matters pertaining to organizational operation etc.
    Board of Directors
    Board of Auditors
    Incentives
    Directors' compensation
    Support system for outside directors and outside auditors

2. Matters concerning functions of execution of operations, auditing and administration, appointment, and compensation resolution

Ⅲ. Policies implemented for the sake of shareholders and other stakeholders

1. Initiatives to make shareholders' meeting more vivid and develop efficient methods of exercising voting rights

2. Investor relations activities

3. Initiatives taken from a stakeholder standpoint

Ⅳ. Basic perspective on the internal control system and its current status

Ⅴ. Others

1. Countermeasures against M&A

2. Other matters pertaining to the corporate governance system

Reference: Chart of the corporate governance system

June 28, 2007

**To Shareholders:**

Satoru Iwata
Director and President
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho,
Minami-ku, Kyoto

# NOTICE OF RESOLUTION OF THE 67TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We hereby notify that the following reports and resolutions were made today at the 67th Annual General Meeting of Shareholders of Nintendo Co., Ltd. ("the Company"):

**Matters reported:**

1. The Business Report, Consolidated Financial Statements for the Company's 67th Fiscal Year (April 1, 2006 - March 31, 2007) and results of audits by the Accounting Auditors and the Board of Auditors of the Consolidated Financial Statements
2. Non-Consolidated Financial Statements for the Company's 67th Fiscal Year (April 1, 2006 - March 31, 2007)

Substance pertaining to each of the foregoing were reported.

**Proposals resolved:**

Proposal No. 1: Distribution of Surplus

This proposal was approved and resolved as originally proposed. The year-end dividends for the fiscal year ended March 31, 2007 were decided to be 620 yen per share.

Proposal No. 2: Partial Amendments to the Articles of Incorporation

This proposal was approved and resolved as originally proposed. Amendments to the Company's business purpose, amendments relating to the enforcement of the Corporation Law, and additional necessary amendments were decided to be made throughout the Articles of Incorporation.

Proposal No. 3: Election of Thirteen Directors

This proposal was approved and resolved as originally proposed. The thirteen candidates, Messrs. Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Nobuo Nagai, Masaharu Matsumoto, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima, Takao Ota, Kaoru Takemura, and Koji Yoshida, were reelected and assumed office as Directors.

Proposal No. 4: Election of Three Auditors

This proposal was approved and resolved as originally proposed. The three candidates, Messrs. Ichiro Nakaji, Katsuo Yamada, and Naoki Mizutani were reelected and assumed office as Auditors.

Proposal No. 5: Election of Accounting Auditor

This proposal was approved and resolved as originally proposed. Kyoto Audit Corporation was elected and assumed its post as Accounting Auditor.

Proposal No. 6: Revision of Amount of Compensation Payable to Directors

This proposal was approved and resolved as originally proposed. Compensation payable to Directors was decided to be separated into (i) fixed compensation up to 500 million yen per year and (ii) performance-based variable compensation up to the amount equivalent to 0.2% of the consolidated operating income of the fiscal year. Compensation payable to Directors was also decided not to include their remuneration as employees.

◊ At the meeting of the Board of Directors held after the conclusion of the 67th Annual General Meeting of Shareholders, the following Directors were appointed and assumed office as Representative Directors.

| | | | |
|---|---|---|---|
| Representative Director<br>Director and President | Satoru Iwata | Representative Director<br>Senior Managing Director | Yoshihiro Mori |
| Representative Director<br>Senior Managing Director | Shinji Hatano | Representative Director<br>Senior Managing Director | Genyo Takeda |
| Representative Director<br>Senior Managing Director | Shigeru Miyamoto | Representative Director<br>Senior Managing Director | Nobuo Nagai |

◊ At the meeting of the Board of Auditors held after the conclusion of the 67th Annual General Meeting of Shareholders, the following Auditors were appointed and assumed office as Full-time Auditors.

| | | | |
|---|---|---|---|
| Full-time Auditor | Ichiro Nakaji | Full-time Auditor | Minoru Ueda |

(June 29, 2007)

Nintendo Co., Ltd.

# ANNUAL SECURITIES REPORT FOR FISCAL YEAR ENDED MARCH 31, 2007

Cover letter addressed to Kanto Finance Bureau

END